UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 11, 2025

Commission File Number: 001-42281

PREMIUM CATERING (HOLDINGS) LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

YU CHUN YIN, EXECUTIVE DIRECTOR

Tel: +65 6355 9488

Email: IR@premium-catering.com.sg

6 Woodlands Walk

Singapore 738398

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RESULTS OF EXTRAORDINARY GENERAL MEETING

AND SHARE CONSOLIDATION

Premium Catering (Holdings) Limited (the “Company” or “PC”) announced that its members approved a share consolidation (“Reverse Stock Split”) of the Company’s authorized and issued Ordinary Shares at a ratio from 1 for 2 to 1 for 18 (the “Range”) at an extraordinary general meeting (“EGM”) held on July 11, 2025. Following the EGM, the Board of Directors authorized a reverse stock split of 1:9 for all members of record on July 21, 2025. The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market as of the open of trading on July 22, 2025 under the existing ticket symbol of “PC”.

The Board of Directors believes it is in the best interests of the Company and its members to maintain compliance with the minimum bid requirements set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirements”) and be traded on the Nasdaq Capital Market. The Minimum Bid Requirements require that the Company’s Ordinary Shares maintain a minimum bid price of $1.00 in order to continue listing on the Nasdaq Capital Market. The Board believes that effecting the Reverse Stock Split of 1:9 will facilitate compliance with the Minimum Bid Requirements

Exhibits

99.1	Press Release on Results of Extraordinary General Meeting and Share Consolidation dated July 11, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIUM CATERING (HOLDINGS) LIMITED (Registrant)

Date: July 14, 2025	By:	/s/ Yu Chun Yin
Yu Chun Yin, Executive Director